[Letterhead of Katten Muchin Rosenman LLP]
July 16, 2007
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549
Attention: Rolaine Bancroft

Re:	Dolan Media Company Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-142372)
Dear Ms. Bancroft:
On behalf of our client, Dolan Media Company (the “Company”), set forth below are responses to your letter of comment dated July 13, 2007 (the “Letter”) relating to the above-referenced Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”). The comments from the Letter are repeated below, and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter. Please note that we have not changed the page numbers in the headings or comments from the Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 4 to the Registration Statement (the “Amendment”).
Enclosed for your convenience is the Amendment, marked to show changes to the Registration Statement filed with the Securities and Exchange Commission on July 11, 2007. We have the following responses to the Staff’s comments:
Redemption of Preferred Stock, page 5
     1. We note from your disclosure that several of your executive officers and current or recent members of your board of directors, their immediate family members and affiliated entities, hold shares of your series A preferred stock and series C preferred stock. We also note that these individuals, entities and funds own approximately 90% of your series A preferred stock and 99% of your series C preferred stock and will receive an aggregate of approximately $98,295,000 and 5,078,612 shares of common stock upon consummation of the redemption. Considering the fact that these are significant related party relationships, please disclose in the notes to your financial statements and MD&A the nature of this related party relationship that exists prior to the offering. Also, please discuss in MD&A the nature and terms of the related party transaction which will occur in connection with this offering.

Response:	The Company has added disclosure on pages 62, 63, F-35 and F-36 regarding the shares of the Company’s series A preferred stock and series C preferred stock held by several of its executive officers and current or recent members of its board of directors, their immediate family members and affiliated entities, as well as the cash payment and number of shares of common stock such parties will receive in connection with the redemption of these shares upon the consummation of the offering.
MD&A, page 34
Valuation of Our Company Equity Securities, page 39
     2. We note your supplemental information in your response to prior comment 5. In this regard, please discuss the factors responsible for the increase in the value of your common shares from $9.78 per share at March 31, 2007 to the expected public offering price of $14.50 per share. Your revised disclosure should be presented with the same level of detail consistent with your response to prior comment 5.

Response:	The Company has added disclosure on page 42 to discuss the factors contributing to the increase in the value of its common stock from $9.78 per share at March 31, 2007 to the assumed initial public offering price of $14.50 per share (the mid-point of the range set forth on the cover of the prospectus).
Dolan Media Company (Historical)
Consolidated Balance sheet, page F-3
     3. We note from your disclosure on page F-7 and from your pro forma balance sheet on page F-3 that you have reclassified the redemption value of all outstanding shares of the Company’s series A preferred stock and series B preferred stock to additional paid-in capital. As previously requested in our prior comment 22 included in our letter dated May 23, 2007, the pro forma balance sheet presented along side your historical balance sheet should reflect your changes in capitalization that will occur in connection with the offering, but should not reflect the receipt of any offering proceeds. In this regard, we would expect that you adjust your pro forma balance sheet to reflect the value of all outstanding shares of the Company’s series A preferred stock and series B preferred stock as current liabilities rather than additional paid-in capital. Please note that the number of shares sufficient to fund the redemption of the redeemable preferred stock should only be reflected in the pro forma earnings per share calculation and not in the pro forma balance sheet.

Please revise accordingly.

Response:	The Company has revised its March 31, 2007 as adjusted balance sheet on page F-3 to reflect the reclassification of the redemption value of its mandatorily redeemable preferred stock as a current liability rather than an addition to additional paid in capital, and to not reflect the receipt of any offering proceeds. The Company has also revised the disclosure on pages F-7 and F-8 to clarify such adjustments.
Note 1. Business and Significant Accounting Policies
Unaudited As Adjusted March 31, 2007 Balance Sheet Information and Pro Forma Net Loss per Share, page F-7
     4. Please add a table to Note 1 which discloses each component that comprises your pro forma net income (loss) used to compute pro forma income (loss) per share for the year ended December 31, 2006 and the interim period ended March 31, 2007.

Response:	The Company has added a table on page F-8 that discloses each component that comprises the Company’s pro forma net income (loss) used to compute pro forma income (loss) per share for the year ended December 31, 2006 and the interim period ended March 31, 2007.
Note 16. Subsequent Events page F-35
     5. We note from your disclosure that you have amended your series B preferred stock and Series C preferred stock to reduce the base dividend rate to 6% per annum from 8% per annum and that this reduced dividend rate will be effective as of March 14, 2006. Please tell us and disclose in your footnote the effect this reduction in the dividend rate from 8% to 6% per annum that will be retroactively effective as of March 14, 2006 will have on your financial statements during the third quarter of 2007. As part of your response please provide the basis for your accounting treatment associated with this transaction.

Response:	The Company has revised its disclosure on pages 63 and F-36 to reflect the decrease of $2.8 million in non-cash interest expense that will be recorded in the third quarter of 2007 in connection with the reduction in the dividend rate applicable to the series C preferred stock from 8% to 6%. The change in the Company’s liability with respect to this interest expense as a result of the change in the dividend rate was calculated as follows:

	Dividend Rate
	8%	6%	Difference
	(in millions)
Future value of series B preferred stock component (including dividends)	$58.9	$54.0
Discount rate	13%	13%
Discounted value	$39.5	$36.7	$2.8

The change to the Certificate of Designations, Rights and Preferences of the series B preferred stock and the series C preferred stock reflecting such change in the dividend rate was approved by the Company’s stockholders on July 9, 2007 and filed with the Secretary of State of the State of Delaware on July 10, 2007. Because this change was not effective until it was both approved and filed, it will be accounted for as a third quarter event. This reduction to the base dividend rate was an accommodation by, and at the suggestion of, the holders of the Company’s series C preferred stock and the Company did not provide any consideration in exchange therefor.
Dolan Media Company (Pro Forma)
Notes to Unaudited Pro Forma Financial Statements
     6. Reference is made to footnote 5 on page F-44. We note from footnote 5 that your pro forma adjustment for non-cash compensation expense only reflects the portion of the 193,829 restricted shares of common stock that immediately vest as of the date of the prospectus. Please note that your pro forma adjustments related to the statement of operations should assume the transaction was consummated at the beginning of the fiscal year presented (i.e., January 1, 2006), in accordance with Rule 11-02(b)(6) of Regulation S-X. In this regard, please include a full year of expense associated with the 193,829 restricted shares of common stock. Also, we note from your MD&A, disclosure on page 44 that you expect to issue 873,157 stock options on the date of this prospectus. In this regard, please also revise your pro forma statement of operation to reflect a full year of compensation expense associated with these stock options. Your pro forma adjustments for the interim period presented and the adjustments reflected in footnote 8 should be similarly revised.

Response:	The Company has revised the disclosure on pages 10, 12, 31, 33, F-40, F-41, F-45 and F-46 to reflect a full year of expense associated with (i) the 193,829 restricted shares of common stock the Company will issue on the date of the prospectus and (ii) the 873,157 stock options the Company will grant on the date of the prospectus, in each case assuming such restricted shares or stock options were granted on January 1, 2006 or January 1, 2007, as applicable.

     7. Reference is made to footnote 11 and 13. We note that you reclassified $38,504 or $7.56 per share of common stock to additional paid-in capital to reflect the common stock conversion associated with the Series C preferred stock. Please explain why the $7.56 per share of common stock (associated with the conversion from Series C preferred stock to common stock) differs from the fair value of $9.78 per share of common stock at March 31, 2007, as disclosed in your MD&A on page 44. It appears that the fair value of the common stock component associated with the Series C preferred stock’s fair value at March 31, 2007 may not appropriately reflect fair value. We may have further comment upon receipt of your response.

Response:	The Company notes that the fair value of its series C preferred stock is comprised of the following components at March 31, 2007 and reconciles to the redemption value as follows:

		Common	Unamortized
	Fixed	Stock	Issuance
	Component	Component	Costs	Total
	(in millions)
Fair value	$53.4	$49.8	$(0.5)	$102.7
Adjustment to increase Fair value to Redemption Value	$10.9	—	—	$10.9

Redemption value	$64.3	$49.8	$(0.5)	$113.6

The Company has revised its pro forma adjustment described on pages F-42 and F-47 to (i) increase the fair value of the fixed component of the series C preferred stock to the redemption amount from the discounted amount and (ii) reclassify $49.8 million, or $9.78 per share of common stock, to additional paid-in-capital to reflect the conversion associated with the series C preferred stock.
Unaudited Pro Forma Share Information, page F-46
     8. We note from your disclosure on page F-46 that the number of add common shares to be issued in the offering to fund the redemption of preferred stock of 7,039 differs from the amount disclosed on page F-8 of 7,623. In this regard, please reconcile and revise these amounts. Also please revise the number of vested restricted common shares to be issued on the date of the offering as if they had been issued at the beginning of the period presented (i.e. January 1, 2006) in accordance with Rule 11-02(b)(7) of Regulation S-X, rather than as currently presented.

Response:	The Company has revised the disclosure on page F-48 with respect to the number of additional common shares to be issued in the offering to fund the redemption of the Company’s preferred stock. In the prior disclosure, the Company had erroneously split apart the number of shares to be offered in the offering. The lines labeled “Add common shares to be issued in the offering not required to redeem preferred stock” and “Add common shares to be issued in the offering to fund the redemption of preferred stock” should have been combined. The revised disclosure on page F-48 combines such lines in the line labeled “Add common shares to be issued in the offering.”

For basic and diluted earnings per share, the Company has included vested restricted shares. In addition, the Company has applied the treasury stock method to determine if any additional shares should be included in the diluted earnings per share calculation. The Company has included in basic and diluted earnings per share the number of vested restricted common shares to be issued on the date of the offering as if they had been issued at the beginning of the period presented does not change from the number of shares shown because the vesting period is such that 21,600 share vest on the date the offering is consummated (or at the beginning of the period) and any additional vesting will not occur until January 1st of the following year. Therefore, if the restricted shares are assumed to have been issued on January 1, 2006, no additional shares would vest during 2006 and, accordingly, no additional shares would be added to the weighted average shares outstanding.

We believe the responses above fully address the comments contained in the Letter. If you have any questions regarding the Amendment or the above responses, please contact the undersigned at 312-902-5469 or James P. Dolan or Scott J. Pollei of the Company at 612-317-9425 and 612-317-9422, respectively. Thank you for your prompt attention to this matter.

Very truly yours,

Adam R. Klein
Enclosure

cc:	Max A. Webb Jeffrey Jaramillo Linda Cvrkel James P. Dolan Scott J. Pollei Gunjali B. Trikha (New York Stock Exchange) Walter S. Weinberg Robert S. Risoleo